UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BMGL to Effect Reverse Share Split on June 22, 2026

Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”), a medical clinic operator in Singapore, today announced that the Company’s board of directors has approved the consolidation of the Company’s issued and outstanding shares of the Company on a 1-for-12 ratio with the marketplace effective date of June 22, 2026.

The objective of the reverse share split is to enable the Company to re-comply with Nasdaq Marketplace Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1 per share. According to the law of the British Virgin Islands, the jurisdiction of the Company’s incorporation, and its memorandum and articles of association, no approval by shareholders and no amendment of the Company’s articles of association will be required for the reverse share split.

Beginning with the opening of trading on June 22, 2026, the Company’s ordinary shares which have no par value will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “BMGL” but with a new CUSIP number, G0864B111.

As a result of the reverse share split, every 12 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action required on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company will be correspondingly reduced from 18,785,750 (based on the number of shares outstanding as of June 10, 2026) to approximately 1,565,480, subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the reverse share split, and each shareholder will be entitled to receive one whole ordinary share of the Company in lieu of the fractional share that would have resulted from the reverse share split.

EXHIBITS

99.1	Press release — BMGL to Effect Reverse Share Split on June 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

Date: June 10, 2026